Exhibit 99.2

Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2006 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding our objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which we believe are reasonable as of the current date.  While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2006 annual MD&A), that could cause results to differ materially from what we currently expect.  Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2007.

Outstanding Shares

There were 113,294,532 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2007.

On December 8, 2006, the Company, through a public offering, issued 8,640,000 Class A shares for proceeds of $77,967,360 net of underwriting fees of $3,248,640.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $77,367,360.

The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

Administrator, Administration and Consulting Fees

Central Fund has no employees.  It is party to an Administration and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administration and consulting services to the Company.  For such services, the Company pays an administration and consulting fee, payable monthly (see note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets decreased by $30.1 million in the third quarter essentially due to the unrealized depreciation of holdings during the quarter.  However, assets increased by $144.4 million during the nine months ending July 31, 2007 as a result of the December 8, 2006 public offering as well as unrealized appreciation of holdings during the period.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$)
	July 31, 2007	Apr. 30, 2007	Jan. 31, 2007	Oct.31, 2006
Unrealized appreciation (depreciation) of holdings (in millions)	$(29.3)	$24.6	$74.0	$2.0
Net income (loss) (in millions)	$(30.1)	$23.7	$73.2	$1.2
Earnings (loss) per Class A share	$(0.27)	$0.21	$0.67	$0.01
Total net assets (in millions)	$980.7	$1,010.8	$987.1	$836.3

	July 31, 2006	Apr. 30, 2006	Jan. 31, 2006	Oct. 31, 2005
Unrealized appreciation (depreciation) of holdings (in millions)	$(42.9)	$129.1	$127.2	$45.1
Net income (loss) (in millions)	$(43.2)	$128.0	$126.2	$44.3
Earnings (loss) per Class A share	$(0.45)	$1.35	$1.34	$0.47
Total net assets (in millions)	$778.4	$821.6	$667.2	$541.0

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses, taxes if applicable and Class A share dividends.  Because the holdings of gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a miniscule percentage of its net assets.  However, CICA Accounting Guideline 18 (Investment Companies) requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

A net loss (inclusive of unrealized depreciation of holdings) of $30.1 million occurred in the third quarter compared to a higher net loss of $42.9 million for the corresponding quarter in the prior year.  For the nine months ended July 31, 2007, the net income (inclusive of unrealized appreciation of holdings) was $66.9 million compared to $210.9 million for the same period in 2006.  For both the three and nine month periods, the loss or income was virtually all due to unrealized depreciation or appreciation of holdings, as applicable.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Safekeeping fees and bullion insurance costs increased, reflecting the added ounces and higher prices of gold and silver bullion.  Administration fees increased to $1,876,888 from $1,461,830 for the nine months based on the increased assets under administration.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the nine-month period ended July 31, 2007 were 0.33%, compared to 0.36% for the same nine-month period in 2006.  For the twelve months ended July 31, 2007, the expense ratio was 0.44% compared to 0.49% for the prior twelve-month period.

Liquidity and Capital Resources

All Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2007, Central Fund’s cash reserves increased by $3,514,858 to $20,151,445.  This increase was a result of the cash portion retained from the proceeds of the public offering completed in December 2006, offset by amounts used to pay expenses and the Class A share dividend.  The Administrator and senior officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward–looking Observations

Changes in the market prices of gold and silver impact the net asset value per Class A share.  Assuming as a constant exchange rate the rate which existed on July 31, 2007 of Cdn. $1.0657 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.43 per share or Cdn. $0.46 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.42 per share or Cdn. $0.45 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.85 per share or Cdn. $0.91 per share.

Additional Information

This MD&A is dated August 20, 2007.  Additional information relating to the Company, including its Annual Information Form, is available on the SEDAR website at www.sedar.com